UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Companhia Brasileira de Distribuição

File No. 001-14626 - CF#24269

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Companhia Brasileira de Distribuição submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F/A filed on March 31, 2010.

Based on representations by Companhia Brasileira de Distribuição that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4(b)(11)	through June 30, 2010
Exhibit 4(b)(12)	through June 30, 2010
Exhibit 4(b)(13)	through June 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel